1050 17th Street, Suite 1710 Denver, Colorado 80265-2077 Main (800) 955-9988 Fax (303) 534-5627

May 29, 2018

Via EDGAR

Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

3 World Financial Center

New York, NY 10281

Re: N-14 Registration Statements of SCM Trust (the “Trust”)

Dear Mses. Lithotomos and Hamilton:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with each of you regarding the two N-14 registration statements, as filed with the Commission on March 13, 2018 and each as amended on March 26, 2018 and May 16, 2018, relating to the proposed reorganizations of the European Growth & Income Fund (the “Europe Fund”) into the Shelton International Select Equity Fund (the “International Fund”), and of the Shelton Greater China Fund the (“China Fund”) into the International Fund. Where applicable, the Trust will be amending each of the N-14 Registration Statements as indicated below.

Please see a summary of your comments below, followed by responses on behalf of the Trust and the Funds.

Both N-14s (Legal Review)

1.	Comment: Please file an updated consent of independent auditors as an exhibit in respect of the incorporation by reference of the audited financial statements of the International Fund.

Response: The updated consent has been filed as requested.

2.	Comment: Please confirm that all references to the investment strategies of the Funds being similar or very similar have been removed, and that the disclosure is consistent in respect of the similar investment objectives, but differing investment strategies due to the different geographic focus of the Funds.

Response: The disclosure has been reviewed and adjusted as necessary as shown in the marked versions of the N-14s filed in conjunction with this correspondence.

3.	Comment: Please add disclosure to the Answer in the Q&A relating to anticipated changes in the current investments of the Fund to specifically address the current percentage of investments in the focused geographic area of the Funds (Greater China and Europe, respectively), compared to the anticipated percentages as of the reorganizations.

Response: The Answer in each case has been revised to state:

“Given the similarity of the investment objectives and the continuity of the portfolio management team and its approach to investing, there are no material changes expected in these investments due to the reorganization, given that European securities are an expected sub-component of the International Select Equity Fund’s investible universe. As of May 29, 2018 the European Growth and Income Fund invested approximately 98% of its portfolio in European securities, and immediately following the expected date of the Reorganization the International Select Equity Fund is currently expected to invest approximately 89% of its portfolio in European securities. Changes in portfolio holdings may occur in the ordinary course of investment decision-making as the newly combined Fund invests and seeks to fulfill its investment objective in the context of market movements, an individual company’s performance, and all the other factors described in this prospectus/proxy statement.”

“Given the similarity of the investment objectives and the continuity of the portfolio management team and its approach to investing, there are no material changes expected in these investments due to the reorganization, given that Greater China securities are an expected sub-component of the International Select Equity Fund’s investible universe. As of May 29, 2018 the Greater China Fund invested approximately 88% of its portfolio in Greater China securities, and immediately following the expected date of the Reorganization the International Select Equity Fund is currently expected invest approximately 23% of its portfolio invested in Greater China securities. Changes in portfolio holdings may occur in the ordinary course of investment decision-making as the newly combined Fund invests and seeks to fulfill its investment objective in the context of market movements, an individual company’s performance, and all the other factors described in this prospectus/proxy statement.”

4.	Comment: Please add disclosure to the footnotes to the fee tables to the effect that that any recovery or recapture of previously waived management fees would only occur if the current expense ratio is less than the prior expense cap that was in place when such prior year expenses were waived.

Response: A sentence has been added at the end of each footnote stating: “Any reimbursement or recapture of previously waived fees or expenses would occur only if the current expense ratio of the Fund is less than the prior expense cap that was in place when such prior year fees and expenses were waived.”

5.	Comment: Please confirm and explain in correspondence whether Total Fund Operating Expenses for the combined Fund will be lower than for the International Fund.

Response: In the case of the Europe Fund reorganization, Total Annual Fund Operating Expenses before any reimbursements are lower for the combined Fund on a pro forma basis for the same shares classes of the International Fund. Specifically, for the International Fund those expenses are now 1.59% and 1.34% for the Investor and Institutional class shares, respectively, and 1.54% and 1.29%, respectively, for the same share classes of the combined Fund. We note that Total Fund Operating Expenses for the combined Fund experienced by shareholders will in any case be the same as those of the International Fund after expense reimbursement.

In the case of the China Fund reorganization, after updating the expense information for both Funds through the period ended December 31, 2017, Total Annual Fund Operating Expenses before any reimbursements for combined Fund Institutional class is one basis points higher than they are on a pro forma basis for Institutional class shares of combined Fund (1.35% vs. 1.34%). This result reflects the impact of the pro forma allocation of estimated reorganization expenses on the combined Fund.

We note that Total Fund Operating Expenses for the combined Fund experienced by shareholders will in any case be the same as those of the International Fund after expense reimbursement. We further note that, assuming both reorganizations are approved as expected, the Total Annual Fund Operating Expenses before any reimbursements for the completely combined International Fund on a pro forma basis will be lower than currently is the case for the same shares classes of the International Fund.

Europe Fund N-14 (Accounting Review)

6.	Comment: Please file an updated consent of independent auditors as an exhibit in respect of the incorporation by reference of the audited financial statements of the International Fund.

Response: The updated consent has been filed as requested.

7.	Comment: Please ensure that the Comparison of Fees and Expenses tables are in conformity with the most recent prospectus in respect of each Fund, and make any corresponding adjustments to the 1, 3, 5 and 10 Years Examples.

Response: The Tables and Examples have been updated as shown in the accompanying marked pages to the registration statement.

8.	Comment: Please correct the accession number reference for the Semi-Annual Report of Shelton Funds in respect of the European Fund dated February 28, 2018.

Response: The reference has been corrected as shown in the accompanying marked pages to the registration statement.

9.	Comment: Please update the Pro Forma Combined Portfolio of Investments to ensure the columns and rows foot consistently.

Response: The Pro Form Pro Forma Combined Portfolio of Investments has been updated as shown in the accompanying marked pages to the registration statement.

China Fund N-14 (Accounting Review)

10.	Comment: With respect to any of the foregoing Comments applicable to the China Fund N-14, please provide consistent corresponding responses.

Response: The Trust and Shelton Capital Management hereby make the corresponding consistent responses, and corresponding changes have been made to the China Fund N-14.

Should you have any questions concerning the above, please call the undersigned at (303) 228-8983.

Sincerely,

/s/ Gregory T. Pusch

General Counsel (Shelton Capital Management)

& CCO (Trust and Shelton Capital Management)

Cc: Peter H. Schwartz, Esq.

Davis Graham & Stubbs LLP

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